                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         Information To be Included In Statements filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                              (Amendment No. 2)(1)

                        HOTEL RESERVATIONS NETWORK, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    441451101
                                 (CUSIP NUMBER)

                              Brian M. Lidji, Esq.
                             Sayles Lidji & Werbner,
                           A Professional Corporation
                             4400 Renaissance Tower
                                 1201 Elm Street
                               Dallas, Texas 75270
                                 (214) 939-8700
              ----------------------------------------------------
              (Name, Address and Telephone of Person Authorized to
                      Receive Notices and Communications)

                                 March 15, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                Page 1 of 8 Pages

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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Cusip No. 441451101                                            Page 2 of 8 Pages
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1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         TMF Liquidating Trust

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.

--------------------------------------------------------------------------------
4.       Source of Funds                                             SC

--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                       Texas

--------------------------------------------------------------------------------
Number of           7.        Sole Voting Power                   7,549,951
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power                     -0-
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power               7,549,951
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power                -0-
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person
                                                                  7,549,951

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)          40.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                                     00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
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Cusip No. 441451101                                            Page 3 of 8 Pages
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1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         David Litman

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.

--------------------------------------------------------------------------------
4.       Source of Funds                                              SC

--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

--------------------------------------------------------------------------------
Number of           7.       Sole Voting Power                    4,353,038
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power                    204,152
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power               4,353,038
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power               204,152
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person
                                                                  4,557,190

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)          24.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                                     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No. 441451101                                            Page 4 of 8 Pages
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1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         Robert Diener

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.

--------------------------------------------------------------------------------
4.       Source of Funds                                             SC

--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

------------------- ------------------------------------------------------------
Number of           7.       Sole Voting Power                    4,470,970
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power                     13,720
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power               4,470,970
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power                13,720
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person
                                                                  4,484,690

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)
                                                                   24.2%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                                    IN
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 (the "Amendment") to the statement on Schedule 13D (the "Schedule 13D") originally filed on March 3, 2000, and amended on August 9, 2001, by TMF Liquidating Trust (the "Trust") David Litman ("Litman") and Robert Diener ("Diener," and together with the Trust an Litman, the "Reporting Persons"), relates to the class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Hotel Reservations Network, Inc., a Delaware corporation ("HRN"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of HRN are located at 8140 Walnut Hill Lane, Suite 800, Dallas Texas 75231.

ITEM 4. PURPOSE OF TRANSACTION.

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information.

     On February 11, 2002, Messrs. Litman and Diener, the co-founders of HRN and HRN's Chief Executive Officer and President, respectively, each initiated a prearranged trading plan to sell a limited portion of their HRN stock holdings at specified prices over a one-year period. The plans adopted under the new Securities and Exchange Commission Rule 10b5-1 are designed to avoid any real or perceived conflicts of interest that might arise from either Mr. Litman's or Mr. Diener's involvement with HRN, while enabling the co-founders to diversify their respective holdings. See Item 6 below.

     In addition, on March 15, 2002, the Trust distributed 489,992 of the 8,039,943 shares of the Class A Common Stock owned by the Trust to the beneficiaries of the Trust based on their pro-rata interest in the Trust. As reported by Item 3 of the Schedule 13D, after the first anniversary of HRN's initial public offering, the Trust was permitted to transfer or sell up to 1,714,966 shares of Class A Common Stock. After the second anniversary of HRN's initial public offering, the Trust was permitted to transfer or sell up to an additional 489,990 shares of Class A Common Stock. Of the 489,992 shares of Class A Common Stock distributed by the Trust, 231,276 shares were distributed to Diener, 220,006 shares were distributed to Litman, and the balance of the shares were distributed to trusts for the benefit of their children. See Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Following the distribution described in Item 4 above, the Trust beneficially owns an aggregate of 7,549,951 shares of Class A Common Stock, or approximately 40.8% of the outstanding shares of Class A Common Stock (based upon HRN's annual report on Form 10-K for the fiscal year ended December 31,
2001) and has sole voting and dispositive power with respect to all those shares. The Trust acquired the shares pursuant to the transaction described in
Item 3 of the Schedule 13D.

     (b) (i) Mr. Litman is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. In addition, Mr. Litman owns 561,393 shares of the Class A Common Stock and has the right to acquire an additional 16,670 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Mr. Litman may also be deemed to beneficially own an additional 112,452 shares of Class A Common Stock currently held by trusts for the benefit of his children and 91,700 shares of Class A Common Stock currently held by a foundation for which Mr. Litman serves as an officer and director. Accordingly, Mr. Litman may be deemed to beneficially own 4,557,190 shares of Class A Common Stock, or approximately 24.5% of the outstanding shares of Class A Common Stock (based upon HRN's annual report on Form 10-K for the fiscal year ended December 31, 2001) and has sole voting and dispositive power with respect to 4,353,038 of those shares and shares voting and dispositive power with respect to 204,152 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust, the securities attributable to the trusts for the benefit of his children and the foundation, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

                                                               Page 6 of 8 Pages

     (b) (ii) Mr. Diener is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. In addition, Mr. Diener owns 679,325 shares of the Class A Common Stock and has the right to acquire an additional 16,670 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Mr. Diener may also be deemed to beneficially own an additional 13,720 shares of Class A Common Stock currently held by trusts for the benefit of his children. Accordingly, Mr. Diener may be deemed to beneficially own 4,484,690 shares of Class A Common Stock, or approximately 24.2% of the outstanding shares of Class A Common Stock (based upon HRN's annual report on Form 10-K for the fiscal year ended December 31, 2001) and has sole voting and dispositive power with respect to 4,470,970 of those shares and shares voting and dispositive power with respect to 13,720 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust and the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

     (c) Set forth below is certain information concerning transactions in the Class A Common Stock by the Reporting Persons during the 60 days prior to this Amendment.

     (c) (i) On March 15, 2002, the Trust distributed 489,992 shares of the Class A Common Stock to its beneficiaries as described below:

Name of Beneficiary                                           No. of Shares
-------------------                                           -------------
David Litman                                                    220,006
Robert Diener                                                   231,276
Trusts for the benefit of Mr. Litman's children                  24,990
Trusts for the benefit of Mr. Diener's children                  13,720

     (c) (ii) On March 15, 2002, Litman exercised exempt Section 16(b) employee stock options and acquired 29,169 shares of Class A Common Stock at an exercise price of $16.00 per share. Also, pursuant to the terms of a previously adopted plan intended to comply with Securities Exchange Commission Rule 10b5-1(c), Litman engaged in the following open market sales:

Date of Sale           No. of Shares          Price
------------           -------------         -------
   3-05-02                60,000             $ 62.00
   3-12-02                 5,000             $ 65.00
   3-18-02                70,000             $ 65.00
   3-22-02                47,500             $ 70.00

     (c) (iii) On March 15, 2002, Diener exercised exempt Section 16(b) employee stock options and acquired 29,169 shares of Class A Common Stock at an exercise price of $16.00 per share. Also, pursuant to the terms of a previously adopted plan intended to comply with Securities Exchange Commission Rule 10b5-1(c), Diener engaged in the following open market sales:

Date of Sale           No. of Shares          Price
------------           -------------         -------
   3-05-02                50,000             $ 62.00
   3-12-02                 5,000             $ 65.00
   3-18-02                95,000             $ 65.00
   3-22-02                47,500             $ 70.00

                                                               Page 7 of 8 Pages

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.

     On February 11, 2002, Mr. Litman entered into a prearranged trading plan pursuant to Rule 10b5-1(c) of the Securities Exchange Act of 1934, under which he independently instructed a third-party broker as his agent to sell shares of Class A Common Stock at specified prices over a one-year period. The plan was adopted by Mr. Litman for diversification and liquidity purposes and will help avoid a bunching of sales during HRN's "trading window" periods following quarterly and annual announcements of HRN's earnings. Under the terms of Mr. Litman's plan, he has instructed his third-party broker to sell up to 523,109 shares of Class A Common Stock, 182,500 of which have already been sold, at per share prices ranging from $75 to $100 per share. See Item 5(c)(ii) above. The prearranged trading plan terminates upon the earlier to occur of either the last sale under the plan or the first anniversary of the plan.

     Also on February 11, 2002, Mr. Diener entered into a prearranged trading plan pursuant to Rule 10b5-1(c) of the Securities Exchange Act of 1934, under which he independently instructed a third-party broker as his agent to sell shares of Class A Common Stock at specified prices over a one-year period. The plan was adopted by Mr. Diener for diversification and liquidity purposes and will help avoid a breaching of sales during HRN's "trading window" periods following quarterly and annual announcements of HRN's earnings. Under the terms of Mr. Diener's plan, he has instructed his third-party broker to sell up to 645,549 shares of Class A Common Stock, 197,500 of which have already been sold, at per share prices ranging from $75 to $125 per share. See Item 5(c)(iii) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Joint Filing Agreement

                                                               Page 8 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2002

                                  TMF LIQUIDATING TRUST

                                  By: /s/ Michael R. Dorey, by Power of Attorney
                                      ------------------------------------------
                                      David Litman, Co-Trustee

                                  By: /s/ Michael R. Dorey, by Power of Attorney
                                      ------------------------------------------
                                      Robert Diener, Co-Trustee

                                  /s/ Michael R. Dorey, by Power of Attorney
                                  ----------------------------------------------
                                  David Litman

                                  /s/ Michael R. Dorey, by Power of Attorney
                                  ----------------------------------------------
                                  Robert Diener

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

  1        -    Joint Filing Agreement